                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                                 NEUROCHEM INC.
--------------------------------------------------------------------------------
                                (NAME OF COMPANY)

                           COMMON SHARES, NO PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    64125K101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                              DR. FRANCESCO BELLINI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NEUROCHEM INC.
                            275 ARMAND FRAPPIER BLVD.
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
--------------------------------------------------------------------------------
           (PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                FEBRUARY 14, 2005
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 2 OF 19 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     P. P. LUXCO HOLDINGS II S.A.R.L.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)

     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     LUXEMBOURG
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,068,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      0
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,068,368(1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,068,368(1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 3 OF 19 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     PICCHIO PHARMA INC.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS ( See Instructions)

     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,068,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      0
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,068,368(1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,068,368(1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      HC, CO
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 4 OF 19 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FMRC FAMILY TRUST
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS ( See Instructions)

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     ALBERTA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,068,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      0
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,068,368(1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,068,368(1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 5 OF 19 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     JOHN W. CHURCHILL
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,068,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      0
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,068,368(1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,068,368(1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 6 OF 19 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     VERNON H. STRANG
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      0
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,068,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      0
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,068,368(1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,068,368(1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.2%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 7 OF 19 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     POWER TECHNOLOGY INVESTMENT CORPORATION
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      916,666
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      11,068,368(1)
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      916,666
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      11,068,368(1)
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      11,985,034(1)
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.8%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      HC, CO
--------------------------------------------------------------------------------


--------
(1) Includes 4,000,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 8 OF 19 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     DR. FRANCESCO BELLINI
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS ( See Instructions)


--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     CANADA
--------------------------------------------------------------------------------
                 7.   SOLE VOTING POWER
 NUMBER OF
                      350,832*
  SHARES         ---------------------------------------------------------------
                 8.   SHARED VOTING POWER
BENEFICIALLY
                      0
OWNED BY EACH    ---------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER
  REPORTING
                      350,832*
   PERSON        ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
    WITH:
                      0
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      350,832*
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                         [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------


--------
* Includes 184,166 common shares issuable under currently exercisable options.

CUSIP NO. 64125K101 13D          SCHEDULE 13D                 PAGE 9 OF 19 PAGES

         This Amendment No. 6 amends the Schedule 13D filed on October 3, 2003, as amended (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L., (ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporation Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by adding the following at the end thereof:

         Picchio understands that to the extent certain planned revenues are not realized by the Company as contemplated in its 2005 budget, a revised budget has been prepared indicating that the Company will require a total of approximately $20 million in financial resources between the date of the Commitment Letter referred to below and December 31, 2005 in order to continue its research and development activities and for general working capital matters.

         Picchio, by letter to the Company dated February 14, 2005 ("Commitment Letter"), has formally confirmed its commitment to: (i) exercise 2,800,000 warrants to purchase Neurochem Shares for an aggregate subscription price of $8,764,000, without specifying the date of the anticipated exercise (the "Warrant Commitment"), and (ii) in the event that the Company is not able to obtain financing from other traditional sources, subscribe for additional debt and equity securities for an aggregate total of up to $20 million, including the subscription price for the Warrant Commitment reported in this Amendment No. 6 to the Statement (the "Financing Commitment", collectively with the Warrant Commitment, the "Commitment"), or such lesser amount as is necessary to allow the Company to operate generally in accordance with its revised budget for the year ending December 31, 2005. Picchio's purpose in confirming the Commitment is to provide assurances to the Company that the Company has the resources necessary in order to operate generally in accordance with its revised budget for the year ending December 31, 2005, to continue its research and development activities and for general working capital matters.

         The Financing Commitment will expire on December 31, 2005. The Commitment assumes that (i) the Company has exhausted all other reasonable financing opportunities, and (ii) conditions precedent to any subscription in favor of Picchio, such as those in the form set forth in a subscription agreement dated January 16, 2003 between Picchio and the Company, have either been fulfilled by the Company or waived by Picchio at the time of closing of any such subscription. In that connection, the Company has filed a registration statement to raise funds through a public offering of up to 4,600,000 Neurochem Shares, although there can be no assurances of the success of such offering.

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

         Item 5 is hereby amended as follows:

         The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

         The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:

         (i) Luxco owns of record 11,068,368 Neurochem Shares (or 32.2% of the outstanding Neurochem Shares), of which 4,000,000 such shares are subject to currently exercisable warrants;

         (ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 32.2% of the outstanding Neurochem Shares);

         (iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 32.2% of the outstanding Neurochem Shares);

         (iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. Power Tech also directly owns, beneficially and of record, 916,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 34.8% of the outstanding Neurochem Shares;

         (v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by Luxco, resulting in each of them beneficially owning 32.2% of the outstanding Neurochem Shares; and

         (vi) Dr. Bellini has sole beneficial ownership of 350,832 Neurochem Shares (or 1.1% of the outstanding Neurochem Shares), of which 184,166 are issuable under options that are currently exercisable or exercisable within 60 days.

         The last three sentences of the fourth paragraph of subsection (a) of
Item 5 are amended and restated to read in their entirety as follows:

         FMRC, Picchio, Luxco, Mr. Churchill and Mr. Strang each disclaims beneficial ownership of the 350,832 Neurochem Shares (of which 184,166 are issuable under options that are currently exercisable or exercisable within 60 days) owned beneficially and of record by Dr. Bellini and the 916,666 Neurochem Shares owned beneficially and of record by Power Tech. Power Tech disclaims beneficial ownership of the 350,832 Neurochem Shares (of which 184,166 are issuable under options that are currently exercisable or exercisable within 60 days) owned beneficially and of record by Dr. Bellini. Dr. Bellini disclaims beneficial ownership of the Neurochem Shares held by the other Filing Persons.

         The second sentence of subsection (b) of Item 5 is amended and restated to read in its entirety as follows:

         Dr. Bellini has sole voting and dispositive power over 350,832 Neurochem Shares he owns, of which 184,166 are issuable under options that are currently exercisable or exercisable within 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

         The reference to Item 6 in Amendment No. 5 to the Statement was mistakenly inserted in the middle of Item 5 of that filing and, accordingly, is hereby amended to appear at the conclusion of Item 5 and before Item 7 of that filling.

         Item 6 is hereby further amended by adding the following text at the end thereof:

         Item 4 is incorporated by reference in this Item 6.

         On February 14, 2005, Picchio issued a Commitment Letter confirming the Warrant Commitment. In order to allow the Company to operate generally in accordance with its revised 2005 budget, and in the event that the Company is not able to obtain financing from other traditional sources between the date of the Commitment Letter and December 31, 2005, Picchio, also by the Commitment Letter, confirmed the Financing Commitment.

         The Warrant Commitment will expire on July 25, 2005; however, Picchio did not specify the date of its anticipated exercise. Warrants to purchase the Neurochem Shares pursuant to the Warrant Commitment are exercisable at $3.13 per share.

CUSIP NO. 64125K101 13D          SCHEDULE 13D                PAGE 10 OF 19 PAGES

         The Financing Commitment will expire on December 31, 2005. The Commitment assumes that (i) the Company has exhausted all other reasonable financing opportunities, and (ii) conditions precedent to any subscription in favor of Picchio, such as those in the form set forth in a subscription agreement dated January 16, 2003 between Picchio and the Company, have either been fulfilled by the Company or waived by Picchio at the time of closing of any such subscription. In that connection, the Company has filed a registration statement to raise funds through a public offering of up to 4,600,000 Neurochem Shares, although there can be no assurances of the success of such offering.

         The pricing of any equity securities to be issued in furtherance of the Financing Commitment will be based on the prevailing market price of the Neurochem Shares at the time of subscription, and the pricing of, and security granted in respect of, any debt securities will be as is customary for a transaction of such nature. Furthermore, to the extent that any debt securities are issued, Picchio does not expect repayment of any debt evidenced thereby until the earlier of (i) the date when additional funds are raised by the Company to meet its revised budget for the year ending December 31, 2005, or
(ii) January 1, 2006.

         The Company also entered into an agreement made as of December 1, 2004 with Dr. Bellini (the "Agreement"), pursuant to which the Company agreed to issue up to 220,000 Neurochem Shares to Dr. Bellini in consideration of his services and subject to the accomplishment of certain performance targets. In particular, the Company agreed to issue 60,000 Neurochem Shares to Dr. Bellini upon execution of the Agreement, 55,000 Neurochem Shares upon the execution of a collaboration agreement in respect of Alzhemed(TM), 55,000 Neurochem Shares upon the execution of a collaboration agreement in respect of Fibrillex(TM), 25,000 Neurochem Shares upon the completion of a third-party equity and/or debt financing and 25,000 Neurochem Shares upon the restructuring of the Company's management structure, including formalizing a succession plan.

         The issuance of the Neurochem Shares pursuant to the Agreement is subject to regulatory and shareholder approval (which the Company will seek at the next annual general meeting of shareholders), and the Agreement provides that the Company may, with the consent of Dr. Bellini, purchase Neurochem Shares in the open market to satisfy its obligations under the Agreement. Dr. Bellini has met the performance target in respect of the Fibrillex(TM) transaction and will meet the performance target in respect of the financing upon the closing of the anticipated public offering discussed above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibit is added and attached hereto:

         S.       Commitment Letter, dated February 14, 2005.

         T. Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.

CUSIP NO. 64125K101 13D          SCHEDULE 13D                PAGE 11 OF 19 PAGES

                                    SIGNATURE



         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

                                            P.P. LUXCO HOLDINGS II S.A.R.L.

                                            By:      /s/ Francesco Bellini
                                                     ---------------------------
                                            Name:    Dr. Francesco Bellini
                                            Title:   Manager



                                            By:      /s/ Stephane Hadet
                                                     ---------------------------
                                            Name:    Stephane Hadet
                                            Title:   Manager

CUSIP NO. 64125K101 13D          SCHEDULE 13D                PAGE 12 OF 19 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

                                            PICCHIO PHARMA INC.

                                            By:      /s/ Francesco Bellini
                                                     ---------------------------
                                            Name:    Dr. Francesco Bellini
                                            Title:   Chairman and Director

CUSIP NO. 64125K101 13D          SCHEDULE 13D                PAGE 13 OF 19 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

                                            FMRC FAMILY TRUST

                                            By:      /s/ Vernon H. Strang
                                                     ---------------------------
                                            Name:    Vernon H. Strang
                                            Title:   Trustee

CUSIP NO. 64125K101 13D          SCHEDULE 13D                PAGE 14 OF 19 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

                                                     /s/ John Churchill
                                                     ---------------------------
                                                     JOHN W. CHURCHILL, Trustee

CUSIP NO. 64125K101 13D          SCHEDULE 13D                PAGE 15 OF 19 PAGES

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

                                                     /s/ Vernon H. Strang
                                                     ---------------------------
                                                     VERNON H. STRANG

CUSIP NO. 64125K101 13D          SCHEDULE 13D                PAGE 16 OF 19 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

                                                     /s/ Francesco Bellini
                                                     ---------------------------
                                                     DR. FRANCESCO BELLINI

CUSIP NO. 64125K101 13D          SCHEDULE 13D                PAGE 17 OF 19 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2005

                                         POWER TECHNOLOGY INVESTMENT CORPORATION

                                         By:    /s/ Leslie Raenden
                                                --------------------------------
                                         Name:  Leslie Raenden
                                         Title: Executive Vice-President Finance

CUSIP NO. 64125K101 13D          SCHEDULE 13D                PAGE 18 OF 19 PAGES

EXHIBIT INDEX

EXHIBIT  NAME
-------  ----
A.       Directors and Executive Officers of Power Corporation of Canada.**

B.       Persons who may be deemed in control of Power Technology Investment
         Corporation.*

C.       Directors and Executive Officers of the Filing Persons.*****

D.       Subscription Agreement by and among Neurochem Inc., P.P. Luxco
         Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

E.       Shareholders Agreement by and among Power Investment Technology
         Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and
         Dr. Francesco Bellini, as amended, dated December 17, 2001.*

F.       Warrant dated July 25, 2002.*

G.       Warrant dated February 18, 2003.*

H.       Joint Filing Agreement.*

I. Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Technology Investment Corporation, dated May 5, 2004, with an effective date of May 6, 2004.**

J.       Waiver to the Shareholders Agreement, as amended, by and among Power
         Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of
         April 30, 2004.**

K.       Waiver to the Shareholders Agreement, as amended, by and among Power
         Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of
         May 27, 2004 up until August 31, 2004.***

L.       Memorandum of Agreement, dated as of May 28, 2004, by and between DKR
         Saturn Event Driven Holding Fund Ltd. and Power Tech.***

--------
*      Previously filed with Schedule 13D on October 3, 2003.

**     Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

***    Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

****   Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

*****  Previously filed with Amendment No. 5 to Schedule 13D on August 24, 2004.

CUSIP NO. 64125K101 13D          SCHEDULE 13D                PAGE 19 OF 19 PAGES

EXHIBIT  NAME
-------  ----
M.       Memorandum of Agreement, dated as of May 28, 2004, by and between DKR
         Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.***

N. Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***

O.       Memorandum of Agreement, dated as of July 22, 2004, by and between VGE
         III Portfolio Ltd. and Power Tech.***

P. Credit Agreement, dated by and between Picchio and National Bank of Canada.****

Q.       Pledge Agreement, dated July 30, 2004 by and between Luxco and National
         Bank of Canada.****

R.       Guarantee Agreement, dated July 30, 2004 by and between Luxco and
         National Bank of Canada.****

S.       Commitment Letter, dated February 14, 2005.******

T. Agreement, made as of December 1, 2004 by and between the Company and Dr. Bellini.******

--------
***    Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

****   Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

****** Filed herewith.